August 13, 2013

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Jim B. Rosenberg

     Re:   Meadowbrook Insurance Group, Inc.
              Form 10-K for the Fiscal Year Ended in December 31, 2012
              Filed March 8, 2013
              File No. 001-14094

Dear Mr. Rosenberg:

On behalf of Meadowbrook Insurance Group, Inc. (the “Company”), we are providing the following responses to the comments set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated July 16, 2013 (the “Comment Letter”), and have indicated, where applicable, our intent to amend a filing or provide information within our future filings as requested by the SEC. For your convenience, each of the Staff’s comments is repeated below, along with the Company’s response immediately following the comment.

Form 10-K for Fiscal Year Ended December 31, 2012

Results of Operations

Reserves, page 43

1.	Your combined ratio was 111% in 2012 which is up from 99.8% in 2011. You discuss your average “accident year combined ratio” which excludes changes in net ultimate loss estimates from prior year loss reserves. Please address the following:

a)	Tell us why discussion throughout the filing of the accident year combined ratio is useful information given it excludes a portion of your development of your loss reserves. If you continue to believe discussion of the accident year combined ratio is appropriate, provide proposed disclosure to be included in future filings to include a balanced discussion of your combined ratio including the changes in estimates from prior year loss reserves.
b)	Provide proposed disclosure to discuss the actual combined ratio for each year by line instead of the average combined ratio clarifying the reasons why the trend in the combined ratio has increased/decreased over the last two years and the effect that trend is expected to have on your results of operations.
c)	Tell us why you reference the GAAP combined ratio throughout the filing, when the combined ratio is not contemplated by GAAP.

Management’s Responses:

In response to comment #1 on the Form 10-K for Fiscal Year Ended December 31, 2012, under Results of Operation, Reserves, the accident year combined ratio is useful information because it provides management with an assessment of the specific policy year’s profitability (which matches policy pricing with related losses) and assists management with their evaluation of product pricing levels and the quality of current business written. In addition, the GAAP combined ratio is referenced throughout the filing because the combined loss and expense ratio (or, combined ratio), expressed as a percentage, is the key measure of underwriting profitability traditionally used in the property and casualty insurance business.  The Company converts the statutory measurement to GAAP as management evaluates the performance of our underwriting operations based on GAAP accounting.

The following revised disclosures will apply in 2013 and be included with the Form 10-Q filing for the six months ended June 30, 2013. We have included the original disclosures which have been enhanced to include the requirements above.  The enhanced portions of the disclosures are indicated in bold and underlined below.

(response to 1.a and 1.c)

Item 6. Selected Consolidated Financial Data (Excerpt from Table)

Other Data:
GAAP ratios (insurance companies only):
Net loss and LAE ratio	79.3%	66.3%	60.6%	60.7%	62.0%
Expense ratio	32.1%	33.5%	34.6%	32.6%	31.7%
Combined ratio (1)	111.4%	99.8%	95.2%	93.3%	93.7%

Accident year combined ratio (2)	101.4%	98.8%	99.9%	98.6%	98.2%

(1) The combined loss and expense ratio (or combined ratio), expressed as a percentage, is the key measure of underwriting profitability traditionally used in the property and casualty insurance business.  The combined ratio is a statutory (non-GAAP) accounting measurement, which represents the sum of (i) the ratio of losses and loss expenses to premiums earned (loss ratio), plus (ii) the ratio of underwriting expenses to premiums written (expense ratio).  The combined ratios above have been modified to reflect GAAP accounting, as management evaluates the performance of our underwriting operations using the GAAP combined ratio.  Specifically, the GAAP combined ratio is the sum of the loss ratio, plus the ratio of GAAP underwriting expenses (which include the change in deferred policy acquisition costs) to premiums earned (expense ratio). When the combined ratio is under 100%, underwriting results are generally considered profitable; when the combined ratio is over 100%, underwriting results are generally considered unprofitable.

(2) The accident year combined ratio is a non-GAAP measure that excludes changes in net ultimate loss estimates from prior accident year loss reserves.  The accident year combined ratio provides management with an assessment of the specific policy year’s profitability (which matches policy pricing with related losses) and assists management in their evaluation of product pricing levels and quality of current business written. Management uses accident year combined ratio as one component to assess the Company's current year performance and as a measure to evaluate, and if necessary, adjust current year pricing and underwriting.

(response to 1.b)

Workers’ Compensation Excluding Residual Markets
In this line of business we continue to see improving underwriting trends. The ~~average~~ accident year combined ratios were 107.2% in 2010, 101.7% in 2011 and 100.8% in 2012 for a three year average of ~~since the beginning of 2010 was~~ 103.2%. In California workers’ compensation, which represents approximately 62% of our year-to-date 2012 workers’ compensation net earned premium, the ~~average~~ accident year combined ratios were 104.8% in 2010, 101.3% in 2011 and 99.5% in 2012 for a three year average of ~~since the beginning of 2010 is~~ 101.8%.

Commercial Multiple Peril / General Liability
Although our ultimate loss estimates for prior years increased in 2012, we have begun to see favorable overall underwriting trends in this line of business. The ~~average~~ accident year combined ratios were 94.9% in 2009, 92.6% in 2010, 99.7% in 2011 and 94.3% in 2012 for a four year average of ~~since the beginning of 2009 was~~ 95.4%.

Commercial Automobile
The ~~average~~ accident year combined ratios were 95.7% in 2009, 115.6% in 2010, 114.2% in 2011 and 110.4% in 2012 for a four year average of ~~since the beginning of 2009 was~~ 109.4%.

Liquidity and Capital Resources, page 46

2.	On page 86, you state that you are required to maintain certain deposits with regulatory authorities, and that the book-adjusted carrying value of these deposits totaled $361.5 million at December 31, 2012. Please provide us your analysis demonstrating that these deposits do not represent restricted cash and have not affected or are not reasonably likely to affect your financial position or results of operations.

Management’s Responses:
In response to comment #2 on the Form 10-K for Fiscal Year Ended December 31, 2012, the following revised disclosures will apply in 2013 and be included with the Form 10-K filing for the year ended December 31, 2013. We have included the original disclosures which have been enhanced to include the requirements above.  The enhanced portions of the disclosures are indicated in bold and underlined below.

8. REGULATORY MATTERS AND RATING ISSUES
The Company’s Insurance Company Subsidiaries have deposits with various states to comply with the insurance laws where the Insurance Company Subsidiaries are licensed.   ~~are required to maintain certain deposits with regulatory authorities.~~ At December 31, 2012 and 2011, the book-adjusted carrying value of these deposits totaled $361.5 million and $220.3 million, respectively. There are withdrawal and other restrictions on these deposits, but we direct how the deposits are invested and we earn interest on the funds, and therefore these funds are not restricted cash.  Since these deposits are invested at management’s direction and the Company earns the related interest, management does not anticipate that it is reasonably likely that the deposits will affect the Company’s financial position or results of operations.

Regulatory and Rating Issues, page 50

3.	You disclose that your Insurance Company Subsidiaries generated several ratios that varied from the NAIC’s Insurance Regulatory Information Systems’ “usual value” range. Please provide us proposed disclosure to be included in MD&A in future filings describing the implications of failing to maintain ratios that are within the “usual value” range.

Management’s Responses:

In response to comment #3 on the Form 10-K for Fiscal Year Ended December 31, 2012, Regulatory and Rating Issues, the following revised disclosures will apply in 2013 and be included with the Form 10-K filing for the year ended December 31, 2013. We have included the original disclosures which have been enhanced to include the requirements above.  The enhanced portions of the disclosures are indicated in bold and underlined below.

Regulation

NAIC-IRIS Ratios

The NAIC’s Insurance Regulatory Information System (“IRIS”) was developed by a committee of state insurance regulators and is primarily intended to assist state insurance departments in executing their statutory mandates to oversee the financial condition of insurance companies operating in their respective states. IRIS identifies thirteen industry ratios and specifies “usual values” for each ratio.   State insurance regulators review the IRIS ratio results in coordination with a company’s Statutory Annual Statement filings to determine if an insurer is in need of further regulatory scrutiny or action.  While the ratios, individually and collectively, are effective tools for identifying companies that may be experiencing financial difficulty, they are only a guide for regulators and should not be considered an absolute indicator of a Company's financial condition.

A given ratio result may or may not reflect financial difficulty, depending on the underlying circumstances.  Therefore, any “unusual values" generated by IRIS tests should be reviewed and analyzed in coordination with the overall financial condition of a company.  Analysis of a company's Statutory Annual Statement and familiarity with its operations and history are important in reviewing each ratio result and its significance to the company's financial condition.

Departure from the “usual values” on four or more ratios, at an individual company, generally leads to inquiries or possible further review of operations and financial condition from state insurance commissioners.  In reviewing the financial information in the Statutory Annual Statements in coordination with the IRIS ratio results, a state regulator may determine that a company's departure from "usual values" is significant enough to indicate a strong concern with the financial condition of a company.  When such a determination is made, state regulatory requirements may include but not be limited to: specific restrictions on premium writings and surplus levels of a company, additional analysis of other key financial ratios of a company, or requiring an action plan be filed by the Company with specific actions outlined to bring the ratios back into the usual range.

In 2012, our Insurance Company Subsidiaries generated ratios that varied from the “usual value” range.  No company had four or more ratios that departed from the “usual value” range.  The variations and reasons are set forth below:

Company: Star                                                                                                                                             Usual Range Value
Adjusted Liabilities to Liquid Assets . . . . . . . . . . . . . . . . . . . . . . . . . . . .Under 100% 121% (1)
Company: ProCentury
Gross Agents’ Balances to Policyholders’ Surplus . . . . . . . . . . . . . . . .Under 40% 42% (2)
One-Year Reserve Development to Policyholders’ Surplus . . . . . . . . .Under 20% 21% (3)
Company: Ameritrust
One-Year Reserve Development to Policyholders’ Surplus . . . . . . . . .Under 20% 23% (3)
Company: Savers
One-Year Reserve Development to Policyholders’ Surplus . . . . . . . . .Under 20% 24% (3)
Company: Williamsburg
One-Year Reserve Development to Policyholders’ Surplus . . . . . . . . .Under 20% 25% (3)

(1) Adjusted Liabilities to Liquid Assets on Star are outside the usual range primarily as a result of our Intercompany Reinsurance Pooling Agreement. The Adjusted Liabilities include the gross amount of reinsurance payables related to the pool and do not allow an offset to those payables for any reinsurance recoverables related to the pool. In addition, the reinsurance recoverables are not included in the Liquid Assets portion of the formula. This causes the ratio results to appear much higher due to the timing of the settlement of the pool balances. Pool balances between the entities are settled in the month following the completion of the pooling. Once the balances are settled, the ratio will be 100%.
(2) The Gross Agents’ Balances to Policyholders’ Surplus on ProCentury was impacted by our Intercompany Reinsurance Pooling Agreement. The assumed premium receivable increased as a result of growth in business, thereby increasing the gross agents’ balances related to the pooling agreement. Excluding the intercompany pooling, this ratio would have been 22%, well within the usual range.
(3) The One-Year Reserve Development to Policyholders’ Surplus was driven by unfavorable prior year development experienced in 2012. As a result of the significant activity in 2012 on prior years, the Company has taken immediate action to terminate underperforming business and has developed a business plan for moving forward.

Notes to Consolidated Financial Statements

8. Regulatory Matters and Rating Issues, page 85

4.    Please provide us proposed disclosure to be included in future filings to address the following:

a)	Disclose the amounts of restricted net assets for your subsidiaries as of December 31, 2012 or otherwise disclose how your current disclosure complies with the objective in ASC 944-505-50-1c and Rule 4-08(e)(3)(ii) of Regulation S-X.
b)	Provide the disclosures required under ASC 944-505-50-2 through 50-6, as applicable.

Management’s Responses:

In response to comment #4 on the Form 10-K for Fiscal Year Ended December 31, 2012, footnote 8, “Regulatory Matters and Rating Issues,” the following revised disclosures will apply in 2013 and be included with the Form 10-Q filing for the six months ended June 30, 2013. We have included the original disclosures which have been enhanced to include the requirements above.  The enhanced portions of the disclosures are indicated in bold and underlined below.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Participating Policyholder Dividends
The Company’s method for determining policyholder dividends is a combination of subjective and objective decisions, which may include, among other things, a loss ratio analysis for the specific program, the Company’s overall business strategy and regulatory constraints related to the Insurance Company Subsidiaries. The Company determines the total dividends to be paid and then obtains the approval of the Company’s Board of Directors to pay up to a certain amount. At December 31, 2012 and 2011, the Company had $1.5 million and $1.2 million accrued for policyholder dividends, respectively.

8. REGULATORY MATTERS AND RATING ISSUES

As an insurance holding company, the Company’s ability to continue to pay shareholder dividends is dependent upon the availability of liquid assets, which is dependent in large part on the dividend paying ability of the Company’s Insurance Company Subsidiaries. The timing and amount of dividends paid by the Insurance Company Subsidiaries to the Company may vary from year to year. Our Insurance Company Subsidiaries are subject to laws and regulations in the jurisdictions where they operate that restrict the amount and timing of dividends they may pay within twelve consecutive months without the prior approval of regulatory authorities. The restrictions are generally based on net income and on certain levels of policyholders’ surplus as determined in accordance with statutory accounting practices.  Dividends in excess of such thresholds are considered “extraordinary” and require prior regulatory approval.

A significant portion of the Company’s consolidated assets represents assets of its Insurance Company Subsidiaries that may not be transferable to the holding company in the form of dividends, loans or advances. The restriction on the transferability to the holding company from its Insurance Company Subsidiaries is limited by regulatory guidelines. These guidelines specify that dividends can be paid only from unassigned surplus and only to the extent that all dividends in the current twelve months do not exceed the greater of 10% of total statutory surplus as of the end of the prior fiscal year or 100% of the statutory net income for the prior year, less any dividends paid in the prior twelve months. In accordance with the regulatory guidelines as of December 31, 2012 the Company had $385.1 million of surplus which could not be transferred, without regulatory approval, to the holding company.  The ordinary dividend available to be paid from the Insurance Company Subsidiaries during 2012 was $41.2 million without prior regulatory approval. Of this $41.2 million, ordinary dividends of $12.5 million were declared and paid as of December 31, 2012. In addition to ordinary dividends, the Insurance Company Subsidiaries had the capacity to pay $135.3 million of extraordinary dividends in 2012, subject to prior regulatory approval. The ability to pay ordinary and extraordinary dividends must be reviewed in relation to the impact on key financial measurement ratios, including Risk Based Capital (RBC) ratios and A.M. Best’s Capital Adequacy Ratio (BCAR). The Company heavily considers these ratios when evaluating liquidity and capital strategies. The Insurance Company Subsidiaries’ ability to pay future dividends without advance regulatory approval is dependent upon maintaining a positive level of unassigned surplus, which in turn, is dependent upon the Insurance Company Subsidiaries generating net income. Total ordinary dividends paid from the Company’s Insurance Company Subsidiaries to its holding company were $12.5 million and $22.6 million in 2012 and 2011, respectively.

14. Goodwill and Other Intangible Assets Goodwill, page 90

5.	You have concluded that there is no impairment of goodwill and that the fair value exceeded carrying value by 8% in fourth quarter for your Specialty Insurance Operations. Please provide us with an analysis that supports your conclusion that no impairment existed at December 31, 2012. Clarify the reason for the assumptions used and why you believe your conclusion is reasonable.

Management’s Responses:

Management estimated that the fair value of the Specialty Insurance Operations (SIO) unit was $723.5 million at December 31, 2012.  The carrying value of SIO was $670.0 million.  The amount by which the fair value exceeded the carrying value was $53.5 million or 8% of the carrying value of SIO at December 31, 2012.

Fair value refers to the price that would be received to sell, an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Carrying value in excess of fair value indicates potential impairment of goodwill.  Based on the results of the above calculation, fair value exceeded carrying value, leading management to conclude there was no impairment of goodwill at December 31, 2012 for Company’s SIO unit.  The following documents management’s goodwill impairment analysis.

We performed a detailed Step One analysis of goodwill, which included the weighted average cost of capital (WACC) analysis.  We used both an income approach and a market approach to determine the fair value of the unit as explained further.  The income approach resulted in a fair value of $714.0 million.  The market approach resulted in a fair value of $733.0 million.  We then calculated an average of the fair value of SIO based on the two approaches above, which resulted in $723.5 million as a fair value and $53.5 million or 8% of fair value in excess of carrying value as noted above.

•	Income Approach
For the income approach, we used a combination of management forecast and Company growth trend based upon our understanding of the current business initiatives, economic environment, insurance industry, and historical results.  This forecast served as a basis in the discounted cash flow (DCF) analysis, which included ten years of projected cash flows discounted at a rate of 11.5%.  Cash flows for years 2013 through 2017 were based on the management’s forecasts, which were determined by the Company’s management team and were consistent with the forecasts presented to AM Best, the Company’s rating agency.  Cash flows for years 2018 through 2022 were projected based on a 3% terminal growth rate, which management considered reasonable for years beyond the forecasted period.

We used a discount rate or WACC of 11.5% in the DCF analysis.  WACC is the weighted average cost of debt and equity financing, and is used to estimate the appropriate discount rate to be applied to the projected cash flows in the Company’s DCF analysis. This discount rate is Management’s best estimate of the discount rate that would be used by market participants in evaluating an investment in Meadowbrook Insurance Group or its assets and is deemed appropriate for our SIO unit.  The rate was calculated using various market, peer group and Company specific metrics.  Cost of equity and cost of debt (after tax) were calculated and combined based on the average peer group capital structure (debt to equity ratio).  Cost of equity calculation included several factors.  Risk free rate was combined with market risk premium (weighted against average peer group’s Beta), followed by modification for Small Stock and Specific Company Stock premiums.  Cost of debt (after tax) was obtained from the market data of long term corporate debt of similar quality to the Company’s peer group.  The WACC of 11.5% was within a range as determined by Duff & Phelps (an independent consulting firm retained by the Company) in their October 1, 2012 report.

In addition, we adjusted the projected cash flows in the DCF analysis for the change in statutory capital and surplus required to support expected growth in premium volume.  Historically, the Company has operated at a 275% gross written premium-to-surplus ratio.  Although management expected to operate the Company at this surplus leverage ratio in the future, we also compared this level to the surplus leverage employed by publicly traded guideline companies.  This analysis indicated that the Company has consistently operated at the high end of the peer group range with respect to premium leverage.  Therefore, since we have operated with a higher than average surplus ratio while maintaining an A- rating in the past, it is reasonable that we would continue to be able to do so in the future.  After subtracting the projected change in statutory capital and surplus, we arrived at after-tax cash flows, which were then discounted at the rate of 11.5% as described above.

•	Market Approach
For the market approach, we used a guideline public company method based on observable metrics of publically traded peer companies (net book value, tangible net book value and net income multiples) to determine the fair value of the SIO unit.  The market approach entailed applying market multiples to Company’s net income, net book value and tangible net book value at December 31, 2012.  The market multiples were calculated based on publicly traded peer group metrics, such as price to earnings ratio, price to net book value and price to net tangible book value.

•	Control Premium
In addition to the income approach and the market approach analyses, management also reviewed the implied control premium as part of the goodwill impairment analysis.  As of December 31, 2012, Meadowbrook Insurance Group (all operating units combined) had a market capitalization of approximately $290.0 million (at $5.79/share).  The fair value of the Company was estimated by management at $621.0 million using the two approaches as described above.  This value implied a control premium of approximately 114% over the December 31, 2012 stock price.  Subsequent to year-end 2012, there was significant improvement in the stock price.  The stock price was $7.17 as of February 22, 2013 representing a 24% increase over the trading price at 12/31/2012 that resulted in a much lower implied control premium of 73%.  We feel that this improvement was a direct result of several remediating actions that management commenced in the fourth quarter of 2012.  Over the last quarter of the year, the Company enhanced its statutory surplus, stabilized reserves, continued to achieve rate increases in excess of loss ratio trends, and terminated underperforming programs and business.  We believe that our estimate of the Company’s fair value reflects intrinsic value of our business model, which focuses on product and program diversification and geographic diversification, and enables us to balance our revenue sources, leverage our fixed costs and manage our business through market cycles.  This business model achieves a proven track record of stable and consistent underwriting results since 2002.  These actions, taken together, provided significant positive evidence in evaluating the control premium at December 31, 2012.

Subsequent to the goodwill determination described above, on August 2, 2013, A.M. Best Company downgraded the Company’s financial strength rating from “A-” (Excellent) with a “negative” outlook to “B++” (Good) with a “stable” outlook.  Following A.M. Best’s downgrade, which was considered a trigger event, the Company began an interim goodwill valuation impairment analysis.  Based upon the results of step one of its goodwill impairment test, the Company has concluded that its goodwill, which had a carrying value of $121 million as of June 30, 2013, was impaired as of June 30, 2013. The Company is now in the process of estimating its non-cash goodwill impairment charge for the three and six month periods ended June 30, 2013.  The results of the Company’s analysis will be included in the Company’s Form 10-Q for the period ended June 30, 2013.

15. Commitments and Contingencies, page 92

6.	You indicate that the outcome of the claims, lawsuits and proceedings is not expected to have a material effect on the Company’s financial condition, but that it is possible that future results of operations or cash flows for any particular quarter or annual period could be materially affected by an unfavorable resolution. Please provide proposed revisions to your disclosure to be included in future filings that comply with ASC 450-20-50-4b. Include a discussion of any specific contingencies that would require a discussion under ASC 450, or clarify why you have not provided such discussion.

Management’s Responses:

In response to comment #6 on the Form 10-K for Fiscal Year Ended December 31, 2012, under Commitments and Contingencies, the following revised disclosures will apply in 2013 and be included with the Form 10-Q filing for the six months ended June 30, 2013. We have included the original disclosures which have been enhanced to include the requirements above.  The enhanced portions of the disclosures are indicated in bold and underlined below.

15. COMMITMENTS AND CONTINGENCIES:

(enhanced disclosures to MD&A Legal Contingencies and Note 15)

The Company, and its subsidiaries, are subject at times to various claims, lawsuits and proceedings relating principally to alleged errors or omissions in the placement of insurance, claims administration, consulting services and other business transactions arising in the ordinary course of business.  Where appropriate, the Company vigorously defends such claims, lawsuits and proceedings.  Some of these claims, lawsuits and proceedings seek damages, including consequential, exemplary or punitive damages, in amounts that could, if awarded, be significant.   Most of the claims, lawsuits and proceedings arising in the ordinary course of business are covered by the policy of insurance at issue, errors and omissions insurance, extra-contractual coverage under the reinsurance treaty related to the policy of insurance at issue or other appropriate insurance.  In terms of any retentions or deductibles associated with such insurance, the Company has established accruals for such retentions or deductibles, when necessary, based upon current available information.  In accordance with accounting guidance, if it is probable that an asset has been impaired or a liability has been incurred as of the date of the financial statements and the amount of loss is reasonably estimable, then an accrual for the costs to resolve these claims is recorded by the Company in the accompanying consolidated balance sheets.  Period expenses related to the defense of such claims are included in the accompanying consolidated statements of income.  Management, with the assistance of outside counsel, adjusts such provisions according to new developments or changes in the strategy in dealing with such matters.  On the basis of current information, the Company does not expect the outcome of the claims, lawsuits and proceedings to which the Company is a party to ~~subject to, either individually, or in the aggregate,~~ will have a material adverse effect on the Company’s financial condition.  ~~However, it is possible that future results of operations or cash flows for any particular quarter or annual period could be materially affected by an unfavorable resolution of any such matters.~~

As of December 31, 2012, the Company did not believe that there was a reasonable possibility that any material loss exceeding amounts already accrued, if any, would result from any then-existing claims, lawsuits or proceedings to which the Company was subject at such time.  Nonetheless, on July 23, 2013, the Company was notified of an adverse reinsurance arbitration award against the Company on ceded losses that date back to a reinsurance treaty in place for the 1999 to 2001 policy periods.  The provision for these ceded losses was recorded as a $5.2 million allowance for ceded recoverables. With an allowance accrual for other items of approximately $2.9 million, the total pre-tax impact was $8.2 million and the after-tax impact was $5.3 million, or $0.11 per diluted share. This subsequent event was recorded in the second quarter 2013 financial statements.

Other than with regard to the arbitration described above, which will be disclosed separately in our 10-Q for the six months ended June 30, 2013, the Company does not believe there is a reasonable possibility that any material loss exceeding the amounts already accrued for these matters, if any, has been incurred.  However, the ultimate resolutions of these matters are inherently unpredictable.  As such, the Company’s financial condition and results of operations could be adversely affected in any particular period by the unfavorable resolution of one or more of the above-mentioned matters.

In connection with this response, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filing with the United States Securities and Exchange Commission; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the United States Securities and Exchange Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the United States Securities and Exchange Commission or any person under the federal securities laws of the United States.

We hope you find the responses complete and sufficient in relation to the above comments. Please direct any questions or comments to Karen M. Spaun (248) 204-8178 or Robert S. Cubbin (248) 204-8031.

Sincerely,

/s/ Robert S. Cubbin	/s/ Karen M. Spaun
Robert S. Cubbin	Karen M. Spaun
Chief Executive Officer	Senior Vice President and
Chief Financial Officer